UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SP 15D2

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ________ to ________

Commission file number: 333-287759

Beta FinTech Holdings Limited
贝塔金融科技控股有限公司

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Beta FinTech Holdings Limited
Rm3326, East Block, China Merchants Tower
168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Xianxin Xiang

Telephone: +852 3590 9488

Rm3326, East Block, China Merchants Tower
168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Ordinary shares, par value $0.001 per share

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of June 30, 2025, the issuer had 18,000,000 Ordinary Shares, par value $0.001 per share, issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

*	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

On September 30, 2025, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-287759) (“Form F-1 Registration Statement”) of Beta FinTech Holdings Limited, a limited liability company organized under the law of Cayman Islands.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-1 Registration Statement did not contain the certified financial statements of Beta FinTech Holdings Limited for the last fiscal year ended June 30, 2025; therefore, as required by Rule 15d-2, Beta FinTech Holdings Limited is hereby filing the certified financial statements of Beta FinTech Holdings Limited with the SEC under cover of the facing page of an annual report on Form SP 15D2.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of Beta FinTech Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Beta FinTech Holdings Limited and its subsidiaries (collectively the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since 2024.

San Mateo, California

November 12, 2025

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2025 AND 2024
(Amount in U.S. dollars, except for share data, or otherwise noted)

	As of June 30,
	2025	2024
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	5,290,928	1,269,472
Restricted cash	14,020,120	7,816,206
Loans to customers, net	897,956	1,571,770
Loans to customers – related parties, net	—	26,900
Receivables from:
Customers, net	—	1,458
Broker-dealers and clearing organizations, net	5,991,880	1,002,775
Prepaid expenses and refundable deposits, net	62,393	94,112
Amounts due from related parties	4,328	—
Total current assets	26,267,605	11,782,693

Non-current assets:
Property and equipment, net	3,670	3,610
Intangible assets, net	70,843	96,549
Right-of-use assets, net	38,001	126,265
Investment in non-marketable equity security, net	—	—
Deferred offering costs	732,266	114,071
Refundable deposits	113,550	269,499
Prepayment for acquisition of intangible assets	165,500	—
Deferred tax assets	44,858	205,285
Total non-current assets	1,168,688	815,279
TOTAL ASSETS	27,436,293	12,597,972

LIABILITIES, MEZZANINE AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payable to customers	20,346,901	7,763,450
Payable to customers – related parties	36,361	2,554
Accrued expenses and other payables	21,736	42,721
Contract liabilities	—	192,103
Lease liabilities – current	35,569	92,458
Total current liabilities	20,440,567	8,093,286

Non-current liabilities:
Lease liabilities – non-current	—	35,758
Deferred tax liabilities	4,963	9,169
Total non-current liabilities	4,963	44,927
TOTAL LIABILITIES	20,445,530	8,138,213

COMMITMENTS AND CONTINGENCIES (Note 16)

Mezzanine equity
Redeemable ordinary shares (US$0.001 par value per share; 1,980,000 and nil shares issued and outstanding as of June 30, 2025 and 2024, respectively)	1,160,592	—

Shareholders’ equity
Ordinary shares US$0.001 par value per share; 50,000,000 shares authorized; 16,020,000 shares issued and outstanding as of June 30, 2025 and 2024*	16,020	16,020
Additional paid-in capital	7,202,128	7,241,687
Subscription receivables	(16,020)	(16,020)
Accumulated losses	(1,337,660)	(2,770,062)
Accumulated other comprehensive loss	(34,297)	(11,866)
Total shareholders’ equity	5,830,171	4,459,759
TOTAL LIABILITIES, MEZZANINE AND SHAREHOLDERS’ EQUITY	27,436,293	12,597,972

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 13).

The accompanying notes are an integral part of these financial statements.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024
(Amount in U.S. dollars, except for share data, or otherwise noted)

	For the years ended June 30,
	2025	2024
	US$	US$
Revenues
Securities brokerage commissions and handling fee – third parties	1,284,882	292,727
Securities brokerage commissions and handling fee – related parties	7,678	—
Placing services fee	196,160	1,900,020
Underwriting service fee	692,835	—
Financial advisory service income – third parties	879,160	—
Financial advisory service income – a related party	146,631	—
Custodial and other service income	8,784	127,717
Interest income from loans to customers – third parties	210,115	27,771
Interest income from loans to customers – a related party	3,169	145
Total revenues	3,429,414	2,348,380
Operating expenses
Selling and marketing expenses	178,839	105,822
Staff costs and employee benefits	1,016,439	697,746
Legal and professional fees	316,733	131,890
IT consultancy service expense – a related party	231,086	153,472
Rental expenses	108,345	65,182
Technology expenses	253,321	108,233
Other general and administrative expenses	92,229	107,773
Total operating expenses	2,196,992	1,370,118

Income from operations	1,232,422	978,262
Other income
Bank interest income	305,005	233,036
Other income (expense), net	51,365	(6,299)
Total other income, net	356,370	226,737

Income before income tax expenses	1,588,792	1,204,999
Income tax expenses	156,390	160,107
Net income	1,432,402	1,044,892

Other comprehensive (loss) income
Foreign currency translation adjustment	(22,431)	13,628
Total comprehensive income	1,409,971	1,058,520

Earnings per ordinary share (Note 12)
Basic and diluted*	0.08	0.07
Weighted average number of ordinary shares
Basic and diluted*	16,893,370	16,020,000

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 13).

The accompanying notes are an integral part of these financial statements.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024
(Amount in U.S. dollars, except for share data, or otherwise noted)

	Ordinary shares*		Additional			Accumulated other	Total
	Number of shares	Amount	paid-in capital	Subscription receivables	Accumulated losses	comprehensive loss	shareholders’ equity
		US$	US$	US$	US$	US$	US$
Balance as of July 1, 2023	16,020,000	16,020	7,241,687	(16,020)	(3,814,954)	(25,494)	3,401,239
Foreign currency translation adjustment	—	—	—	—	—	13,628	13,628
Net income	—	—	—	—	1,044,892	—	1,044,892
Balance as of June 30, 2024	16,020,000	16,020	7,241,687	(16,020)	(2,770,062)	(11,866)	4,459,759
Foreign currency translation adjustment	—	—	—	—	—	(22,431)	(22,431)
Net income	—	—	—	—	1,432,402	—	1,432,402
Accretion on Redeemable Ordinary Shares	—	—	(39,559)	—	—	—	(39,559)
Balance as of June 30, 2025	16,020,000	16,020	7,202,128	(16,020)	(1,337,660)	(34,297)	5,830,171

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 13).

The accompanying notes are an integral part of these financial statements.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024
(Amount in U.S. dollars, except for share data, or otherwise noted)

	For the years ended June 30,
	2025	2024
	US$	US$
Cash flows from operating activities:
Net income	1,432,402	1,044,892
Adjustment to reconcile net income to cash provided by operating activities:
Depreciation	895	700
Amortization of intangible assets	25,392	13,571
Deferred tax expenses	156,390	160,107
Change in operating assets and liabilities:
Loans to customers	697,562	(1,596,483)
Receivables from customers	1,462	25,581
Receivables from brokers-dealers and clearing organizations	(5,033,275)	(1,001,403)
Prepaid expenses and refundable deposits	187,217	98,431
Payables to customers	12,756,895	1,657,729
Payables to clearing organizations	—	(3,868)
Accrued expenses and other payables	(20,919)	31,858
Contract liabilities	(192,572)	191,840
Lease liabilities	(4,406)	1,947
Cash provided by operating activities	10,007,043	624,902

Cash flows from investing activities
Purchase of intangible assets	—	(69,063)
Prepayment for acquisition of intangible assets	(165,500)	—
Purchase of property and equipment	(975)	(4,054)
Cash used in investing activities	(166,475)	(73,117)

Cash flows from financing activities
Repayment to a related party	—	(1,278,937)
Advance to related parties	(4,328)	—
Deferred offering costs	(618,195)	(113,915)
Proceeds from issuance of ordinary shares to a third party	1,130,306	—
Cash provided by (used in) financing activities	507,783	(1,392,852)

Net change in cash and cash equivalents and restricted cash	10,348,351	(841,067)
Cash and cash equivalents and restricted cash at beginning of the year	9,085,678	9,892,415
Net foreign exchange differences	(122,981)	34,330
Cash and cash equivalents and restricted cash at the end of the year	19,311,048	9,085,678

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	5,290,928	1,269,472
Restricted cash	14,020,120	7,816,206
Total cash and cash equivalents and restricted cash	19,311,048	9,085,678

Supplemental schedule of non-cash financing activities:
Initial recognition of lease obligations related to right-of-use assets	—	174,998

The accompanying notes are an integral part of these financial statements.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Beta FinTech Holdings Limited (“Beta FinTech”) is a company incorporated in Cayman Islands with limited liability on August 20, 2024 as an investment holding company. Beta FinTech’s registered office in the Cayman Islands is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands and its principal place of business operation is situated at Flat 3326, 33/F, China Merchants Tower Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. Beta FinTech together with its subsidiaries (collectively the “Company”) are primarily engaged in providing securities brokerage, underwriting services, placing services and financial advisory service in Hong Kong.

Beta International Securities Limited was incorporated on October 19, 1990. It is a limited liability corporation licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 (Dealing in Securities) regulated activities which mainly offer securities dealings and brokerage services, underwriting and placing services and other financing services; and Type 4 (Advising on Securities) regulated activities in Hong Kong which mainly offer investment advisory services to customers, and Type 9 (asset management). Beta HK has received Type 9 License in August 2025. As of the date of this prospectus, Beta HK has not started this business.

Ascent Capital Management Investment Limited is a company incorporated in British Virgin Islands with limited liability on June 7, 2024. It has no operation currently.

Beta International (USA) Corp. was incorporated by Mr. Cong Gao on October 22, 2024 on behalf of Ascent Capital as Ascent Capital’s wholly-owned subsidiary, in Delaware, United States, with authorized share capital of 1,000 shares of common stock, at par value $0.0001 per share. On December 5, 2024, pursuant to a securities subscription agreement executed between Beta US and Ascent Capital, Beta US issued 100 shares, $0.0001 par value per share, to Ascent Capital. As such, Beta US became a fully-owned subsidiary of Ascent BVI.

Details of the Company are set out in the table as follows as of the report date:

	Date of	Percentage of effective ownership as of June 30,		Place of
Name	incorporation	2025	2024	incorporation	Principal activities
Beta FinTech Holdings Limited	August 20, 2024	N/A	N/A	Cayman Islands	Investment holding
Ascent Capital Management Investment Limited (“Ascent Capital”)	June 7, 2024	100%	100%	British Virgin Islands	Dormant
Beta Capital International Holdings Limited (“Beta BVI”)	January 15, 2014	100%	100%	British Virgin Islands	Investment holding and providing financial advisory service in Hong Kong
Beta International Securities Limited (“Beta International”)	October 19, 1990	100%	100%	Hong Kong	Providing securities brokerage, underwriting and placing services, financial advisory service and asset management in Hong Kong
Beta International (USA) Corp. (“Beta US”)	October 22, 2024	100%	100%	Delaware	Inactive
Beta Hengrui Capital Limited (“Beta Hengrui”)	March 24, 2025	100%	100%	British Virgin Islands	Inactive
Beta International OFC	October 24, 2025	100%	100%	Hong Kong	Providing Asset Management services

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization

In connection with its proposed initial public offering, the Company undertook a reorganization of its legal structure (the “Reorganization”). The Reorganization involved:

(1)	On August 20, 2024, Beta FinTech was incorporated in the Cayman Islands with limited liability with authorized share capital of US$50,000 of par value of US$1 each. On its date of incorporation, Beta FinTech allotted and issued 3,400, 3,300 and 3,300 shares to each of the entity wholly-owned by Mr. Shaojie Sun, Mr. Cong Gao and Mr. Xianxin Xiang, respectively, at an aggregate consideration of US$10,000.

(2)	On November 25, 2024, the entire ownership interest of Beta Capital was transferred from Mr. Shaojie Sun, Mr. Cong Gao and Mr. Xianxin Xiang, who owns 34%, 33% and 33% of equity interest of Beta Capital, respectively, to the Company by way of share swap in which Beta FinTech allotted and issued 2,046.8, 1,986.6 and 1,986.6 shares, respectively, to each of the entity wholly-owned by Mr. Shaojie Sun, Mr. Cong Gao and Mr. Xianxin Xiang, credited as fully paid (“Share Swap”). Upon completion of the Share Swap, Beta International has become indirectly wholly-owned subsidiaries of Beta FinTech, through Beta Capital.

(3)	On November 25, 2024, the board of directors approved a share split of 1-for-1,000 shares and the article of association of Beta FinTech was amended that (i) the number of authorized shares increased from 50,000 shares to 50,000,000 shares; and (ii) the par value of the shares decreased from US$1.0 each to US$0.001 each. The authorized share capital of Beta FinTech remained unchanged at US$50,000. As a result, there are an aggregate of 16,020,000 share have been issued and Mr. Shaojie Sun, Mr. Cong Gao and Mr. Xianxin Xiang are holding 5,446,800, 5,286,600 and 5,286,600 ordinary shares, respectively, after the share split.

(4)	On December 2, 2024, two independent individual investors acquired an aggregate 1,674,000 shares (approximately in aggregate 10.45% of the issued shares after Reorganization) from an entity wholly owned by Mr. Cong Gao.

After the Reorganization, the Company is effectively controlled by the same group of shareholders, i.e. Mr. Shaojie Sun, Mr. Cong Gao and Mr. Xianxin Xiang, before (100%) and after (89.55%) the Reorganization. In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same shareholders controlled all these entities prior to and after the Reorganization. The Company has retroactively restated all ordinary shares and per share data for all the periods presented. The consolidation of the Company has been accounted for using a historical cost basis and presented assuming that the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

On January 21, 2025, Beta FinTech entered into a share subscription agreement with an independent third party. Pursuant to which, the Company issues and allots 1,980,000 new ordinary shares, representing 11% of the total issued ordinary shares, of Beta FinTech to the independent third party at a cash consideration of HKD8,800,000 (approximately $1,121,033) resulting in total number of issued ordinary shares of 18,000,000. The new issued ordinary shares carry equal rights and rank pari passu as the existing ordinary shares.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the accounts of Beta FinTech and its wholly-owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by Beta FinTech. The financial statements of the subsidiaries are prepared for the same reporting period as Beta FinTech, using consistent accounting policies. All significant assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in consolidation.

Foreign currency translation

The Company uses United States Dollar (“US$” or “$”) as its reporting currency. The functional currency of Beta FinTech and its subsidiaries in Cayman Islands and British Virgin Islands is US$ and the Company’s subsidiary in Hong Kong is Hong Kong dollar (“HKD”), which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the statements of income and comprehensive income during the year in which they occur.
	As of June 30,
	2025	2024
Year-end spot rate	7.8499	7.8083

	For the years ended June 30,
	2025	2024
Average rate	7.7893	7.8190

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for expected credit losses and allowance for deferred tax assets. Actual results may differ from these estimates.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent adopted accounting standard updates

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The new accounting standard introduced the current expected credit losses methodology (“CECL”) for estimating allowances for credit losses. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized costs, including loans and trade receivables. ASU 2016-13 is effective for the Company, as an emerging growth company, for annual and interim reporting periods beginning after December 15, 2022. The Company adopted the standard on July 1, 2023 using the modified retrospective method for all financial assets in scope. The adoption of the standard did not have a material impact on the Company’s consolidated statements of income, or consolidated statements of cash flows.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision mark (CODM), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity’s consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 on July 1, 2024 using the modified retrospective method for all financial assets in scope. The adoption of the standard did not have a material impact on the Company’s consolidated statements of income, or consolidated statements of cash flows.

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The carrying amounts of cash and cash equivalents, restricted cash, loans to customers, receivables from customers, brokers-dealers and clearing organizations, other current assets, amounts due from related parties, payables to customers and accrued expenses and other payables approximate their fair values because of their generally short maturities. The carrying amount of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates.

Mezzanine Equity

Ordinary Shares Subject to Possible Redemption

Mezzanine equity represents redeemable ordinary shares issued by the Company to a third party, Wellcell Tech (HK) Co., Limited. Redeemable ordinary shares are redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain events outside of the Company’s control. Therefore, the Company classifies the redeemable ordinary shares as mezzanine equity. Redeemable ordinary shares are recorded at 100% of the issue price plus a simple interest rate of 8% per annum.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

The details of related party transactions during the years ended June 30, 2025 and 2024 and balances as of June 30, 2025 and 2024 are set out in the Note 11.

Cash and cash equivalents

Cash and cash equivalents represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. The Company maintains bank accounts in Hong Kong. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Restricted cash and payable to customers

The balance of restricted cash represents the bank balance that the Company held in trust for the benefit of its customers. The Company maintains segregated bank accounts with authorized institutions to hold customers’ monies arising from its normal course of business. The segregated customers account balance is restricted for customer transactions and governed by the Securities and Futures (Client Money) Rule under the Hong Kong Securities and Futures Ordinance. The Company has classified such segregated customers account balances as restricted cash and recognized the corresponding payables to customers under the liabilities section. Interest income from restricted cash belongs to the Company as agreed with the customers and will be transferred to the bank accounts of the Company on a monthly basis with acknowledgement from client from the bank accounts of restricted cash. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on restricted cash.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Payable to customers arise from the business of dealing with investment securities. Payable to customers represent payable to the Company’s customer in relation to the securities trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to proceed the trading orders requested by its customers due on pending trades and payable on demand, as well as the bank balances held on behalf of customers for any forthcoming trades to be requested by customers. The significant increase in payables to customers was mainly attributable to: (i) timing differences of one day for U.S. stock capital market and two days for Hong Kong stock market between the trade date and settlement date; and (ii) an increase in both the number of customers depositing funds and the average deposit amount per customer reflecting heightened client engagement in response to the favorable outlook for both the Hong Kong and U.S. capital markets.

Loans to customers, net

Loans primarily include margin loans extended to customers, collateralized by customers’ securities and are carried at the amount receivable (at amortized cost) net of allowance for expected credit losses. No minimum deposit is required to open and maintain a margin account before customers commence trading of securities on a margin account. Collateral is required to be maintained at specified minimum levels, which is larger than the outstanding balance loans, at all times. The Company monitors margin levels and requires customers to provide same additional securities as collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company has the right to realize any securities in customers’ account at prevailing market prices in the situation of default. Loans to customers are considered to be in default if customers fail to provide additional securities as collateral or reduce margin positions to maintain required margin levels within the specified timeframe, ranging from one day to one week, following a decrease in the fair value of the collateral below the minimum required threshold, ranging from 20% to 50%. The minimum required threshold is determined by responsible officer of Beta HK on a case-by-case basis, by taking into account the previous transaction records and types of securities, which are then subject to risk level, qualities and/or risk level of asset to be pledged, transaction frequency and market conditions and so on. The margin levels maintained by Beta HK comply with Beta HK’s internal risk management profile, as well as SFC regulatory requirements. For example, if a customer’s collateral is one of the Blue Chip Stocks and the customer has previous transactions with good credibility, the Company will grant a margin loan of 50% of the fair value of the collateral to the customer.

The Company applies the practical expedient based on collateral maintenance provisions under Accounting Standards Codification (ASC) 326, Financial Instruments — Credit Losses, in estimating an allowance for credit losses for collateral-dependent assets. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. The Company’s policy is to charge off any delinquent margin loans, including the accrued interest on such loans. Accrued interest charged off is recognized as credit loss expense in the consolidated statements of income and comprehensive income. Margin loans are considered delinquent when customers fail to meet margin calls and evidenced by the bankruptcy of customers. All margin calls issued related to margin loans have been met as of June 30, 2025 and 2024. Customers with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with applicable regulations. The collateral is not reflected in the financial statements. The Company is permitted to repledge any of the securities collateral. Pursuant to section 8A of the Securities and Futures (Client Securities) Rules (Cap 571H), the maximum aggregate market value of repledged securities must not exceed 140% of the value of margin loan balance at the end of a trading day. The Company is authorized to sell the securities collateral for the discharge and satisfaction of customers’ settlement obligations and liabilities. During the years ended June 30, 2025 and 2024, there is no collateral that has been repledged or sold. As of June 30, 2025 and 2024, allowance for expected credit losses was nil resulting from the assessment of credit losses for loans to customers.

Receivables from customers and broker-dealers and clearing organizations, net

Receivables from customers arise from the brokerage transactions of dealing with investment securities for cash customers.

Receivables from broker-dealers and clearing organizations arise from the business of dealing with investment securities. Broker-dealers will require balances to be placed with them in order to proceed the US stock and HK stock trading orders requested by the customers. Receivables from clearing organizations typically represent proceeds receivable on trades that have yet to settle and are usually collected within two business days after the trade date.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In evaluating the collectability of receivables balances, the Company measures the loss allowance for receivables from customers at an amount equal to current expected credit losses (“CECL”). The CECL is estimated by applying relevant information that incorporates both historical credit loss experience and forward-looking information. The matrix is built based on the probability of default (PD) and loss given default (LGD), which are calibrated using factors such as the customer’s creditworthiness, payment history, and the aging of the receivable balance. The receivables from customers are generally settled within 3 months from the date of transaction. As of June 30, 2025 and 2024, no allowance for expected credit losses was recognized.

The receivables from broker-dealers and clearing organizations, such as Hong Kong Exchanges and Clearing Limited (“HKEx”), are viewed as past due or delinquent based on the recently payments records. As of June 30, 2025 and 2024, no receivables from broker-dealers are past due or delinquent based on the repayment history of broker-dealers and the subsequent settlement. As of June 30, 2025 and 2024, no receivables from clearing organizations are past due or delinquent as the receivables are normally being settled within two business days after the trade dates (for both buy and sell).

The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. In order to manage the collectability of receivables from customers, broker-dealers, and clearing organizations properly, the Company has adopted the following policies. First, the Company issues customer statements or payment instruction letters monthly. Second, the Company monitors aging reports and sends reminders for settlement after one month of transaction date. If payments are overdue, the Company will further perform collection process including calling customers or sending emails to customers, negotiating the settlement plans, and resolving any disputes with customers and even taking legal action against the customers which will be the last resort. The receivables will be written off after all these collection efforts have ceased in which objective evidence is available for the uncollectible typically including the bankruptcy of customers, or the insolvency of broker-dealers or clearing organizations. As of June 30, 2025 and 2024, the allowance for expected credit losses on and written off of receivables from customers, broker-dealers and clearing organizations was nil since all of the receivables were subsequently settled and no indication of default from any of our customers, broker-dealers or clearing organizations.

Investment in non-marketable equity security, net

Investment in non-marketable equity security represents the investment of HK$1.17 (approximately $0) representing 15% of equity interest in a private entity, in which the Company does not have control or significant influence over the equity interests. The investment does not have a readily determinable fair value and is stated at amortized cost, less any impairment. At each reporting period, the Company makes a qualitative and quantitative assessment considering impairment indicators to evaluate whether the investment is impaired. As of June 30, 2025, there is no operation in the investee and management believes that the Company’s investment in non-marketable equity security is not impaired.

Prepaid expenses and refundable deposits, net

Prepaid expenses mainly represented the prepaid professional fee to a related party for IT technical support to the Company, selling and marketing expenses and other general and administrative expenses. The balances are classified as current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2025 and 2024, prepaid expenses amounted to $10,903 and $94,112 and management believes that the Company’s prepaid expenses are not impaired.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Refundable deposits mainly represented the rental deposits for the corporate office and deposits to clearing organizations. Deposits are classified as non-current as they are not expected to be refunded within 12 months after the reporting period. As a clearing member firm of HKEx, the Company is exposed to clearing member credit risk. HKEx requires member firms to deposit cash to a clearing fund. If a clearing member defaults in its obligations to clearing organizations in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. HKEx has the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost if the Company is required to pay such additional funds. The balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Due to the nature of the counterparties — being established commercial landlords and a systemically important financial exchange (HKEx) — the credit risk associated with these deposits is considered minimal. Consequently, the carrying amount of these deposits is deemed to approximate their recoverable value and the Company believes that the Company’s refundable deposits are not impaired as of June 30, 2025 and 2024. As of June 30, 2025 and 2024, total refundable deposits were $165,040 and $269,499, respectively, with current portion of $51,490 and nil, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fixtures	5 years
Office equipment	5 years
Computer equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to statements of income and comprehensive income as incurred, while additions, renewals and improvements, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets consist of eligibility rights to trade on or through HKEx and the right to use a trading system acquired by the Company. Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to be either finite or indefinite.

The trading right on HKEx was originally recognized at cost. Management has determined that the trading right on HKEx have indefinite useful lives due to no expiry date for the access right which will be offered to the Company as long as the Company operates continuously. These intangible assets are not amortized but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

The right to use a trading system is stated at cost less accumulated amortization and impairment losses, if any. It is amortized on a straight-line basis over the estimated useful life of three years arising from contractual rights.

Deferred offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred offering costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to consolidated statements of income. As of June 30, 2025 and 2024, the Company deferred US$732,266 and US$114,071 of offering costs. Such costs will be deferred until the closing of the IPO, at which time the deferred costs will be offset against the offering proceeds.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Prepayment for acquisition of intangible assets

Prepayment for acquisition of intangible assets represented the costs paid in the current year directly attributable to obtaining Nasdaq broker-dealer license, such as application fees paid to regulatory bodies (e.g., FINRA, SEC) and external professional service fees incurred during the application process, are recognized as an asset on the balance sheet while the application is in process and the outcome is uncertain.

The license application encompasses several key business scopes including underwriting and selling group memberships (USG, RES), a range of broker-dealer activities, and the distribution of mutual funds and variable products.

Upon successful approval of the license, these capitalized costs are reclassified to “intangible assets, net”. If the application is unsuccessful or aborted, all previously capitalized costs are immediately expensed within “other general and administrative expenses” in the period in which the determination is made.

As of June 30, 2025, prepayment for acquisition of intangible assets amounted to $165,500, primarily consisting of costs capitalized for regulatory license applications. These costs are directly attributable to the Company’s application for a Nasdaq broker-dealer license.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

There was no impairment loss recognized for the years ended June 30, 2025 and 2024.

Accrued expenses and other payables

Accrued expenses and other payable primarily include accrued professional fee, employee salaries and benefits and other accruals and payable for the operation of the ordinary course of business.

Contract liabilities

Contract liabilities represent advances received from a client in relation to the provision of financial advisory services for U.S. IPO in prior year. The Company bills its customers based upon contractual schedules. Advance payments received in excess of related accounts receivable are presented as contract liabilities on the consolidated balance sheets. The contract liabilities will be recognized as revenue and credited to statement of operation upon completion of performance obligation (i.e. the successful listing of the customers) since there is no right of payment from customers before the completion of service. As of June 30, 2025 and 2024, the services were under process and recognized the receipt of nil and US$192,103 as contract liabilities.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Company are accounted for as operating leases.

The Company determines whether an arrangement contains a lease at inception. On the balance sheet, the Company’s corporate office lease is recognized as an operating lease right-of-use (ROU) asset, with a corresponding liability presented as the current portion of operating lease liability and the non-current portion of operating lease liability.

ROU assets represent the Company’s right to use the underlying asset for the lease term, while lease liabilities represent its obligation to make lease payments arising from the lease. Both operating lease ROU assets and corresponding lease liabilities are recognized at the commencement date at the present value of lease payments over the lease term. For leases that do not provide an implicit interest rate, the Company uses its incremental borrowing rate, based on the information available at the commencement date, to determine the present value of future lease payments. The implicit rate is used when readily determinable. Lease expense related to lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. The Company reviews the underlying objective of each contract, the terms of the contract, and consider its current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended June 30, 2025 and 2024, the Company did not have any impairment loss against its operating lease right-of-use assets.

Revenue recognition

The Company applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 requires the Company to (i) identify its contracts with clients, (ii) identify its performance obligations under those contracts, (iii) determine the transaction prices of those contracts, (iv) allocate the transaction prices to its performance obligations in those contracts, and (v) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the client in an amount that reflects the consideration expected in exchange for those goods or services.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less. The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

The determination of whether revenues should be reported on a gross or net basis is based on the Company’s assessment of whether it is the principal or an agent in the transaction in accordance with ASC 606-10-55 and depends on whether the promise to the customer is to provide the products or services or to facilitate a sale by a third party. The nature of the promise depends on whether the Company controls the products or services prior to transferring it. When the Company controls the products or services, the promise is to provide and deliver the products or services and revenue is presented gross. When the Company does not control the products or services, the promise is to facilitate the sale and revenue is presented net. To distinguish a promise to provide products or services from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in its arrangements with both suppliers and customers.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The Company does not offer any credits or discounts, rebates, price concessions or other similar privileges to customers. Due to the nature of services, the Company does not permit refund to customers.

The Company currently generates its revenue from the following main sources:

(1) Securities brokerage commissions and handling fee

The Company acts as an agent to provide securities brokerage services in trades execution on behalf of customers, who are individual customers or corporate customers (i.e. brokers), in return for securities brokerage commission income. The Company enters into a distinct contract with customers that governs the terms and conditions for securities trade execution, which may be terminated at will in written notice by either the customer or the Company without any termination penalty. The commercial substance of the contract exists when a trade order is placed by the customer through the Company as the customer would have an obligation to pay consideration for its services. Trade execution and clearing services are bundled into a single performance obligation as they are both inputs to the single promise, i.e. security trading, and are not considered separately identifiable. Securities brokerage commission is charged on a fixed commission rate ranging at 0.006% to 0.03% of the transaction amount for normal securities trading and at 1% for IPO securities trading as quoted by the Company and stipulated in the contracts for trade execution. Hence, the securities brokerage commission is considered variable consideration. The entire securities brokerage commission is allocated to a single performance obligation. Securities brokerage commission is recognized at a point in time when the trades (buy or sell of securities) are executed since the benefit of the service transfers to the customer when the Company completes the order. Commission fees are directly charged from the customer’s account when the transactions are executed by retaining the commission fees from transaction amount before transferring back the residual amount to customers.

Handling fee generated from provision of services such as dividend collection and handling of physical certificates or legal documents or accounts that have limited or no activity to individual customers or corporate customers (i.e. brokers). The Company enters into a distinct contract with customers that governs the terms and conditions for the above-mentioned services, which may be terminated at will in written notice by either the customer or the Company without a termination penalty. The commercial substance of the contract exists when services instruction is placed by the customer to the Company as the customer would have an obligation to pay consideration for its services. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by the Company on behalf of customers. When the Company receives the cash dividend distributed by the securities on behalf of customers, the net dividend after deducting the dividend collection handling fee will be deposited into the customers’ bank account. Dividend collection handling income is charged at fixed percentage of dividend collected and it is considered as variable consideration. Other handling income charged for handling securities certificates is recognized at the point in time when the performance obligation has been satisfied by successfully processing or transferring of certificates from securities. There is no variable consideration but a fixed charge per instruction. The Company acts as an agent and handling income is directly charged from the customer’s account when the transactions are executed. All handling fees are non-refundable and non-cancellable after execution was performed.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(2) Placing services

The Company acts as placing agent by participating in placing exercises in IPOs or other fundraising activities in HKEX in return for placing commissions and/or fees.

The Company enters into a distinct placing agreement with its customers, generally the securities issuers for the provision of placing services. The placing services are distinct and identified as one performance obligation. The Company provides placing services by using its reasonable best efforts to procure potential subscribers and raise capital for securities issuers. The Company provides no guarantee for the successful procuring of potential investors and will not be penalized for any failed placing activities. The Company has no legal title of the securities for listing. The Company is entitled to placing commission based on fixed percentage of the gross amount of fundraising from the transaction, either IPO or other fundraising activities and is to be received in one lump sum payment at the completion of services as stipulated in the placing agreement. Hence, it is considered as variable consideration. Hence, revenue from providing placing services to customers is recognized at a point in time when the transaction and the performance obligations are completed, which is generally at the completion of an IPO, i.e., listing on HKEX, or the completion of a placement by client. In the situation of cessation of IPO or other fundraising activities by customers or failure of IPO or other fundraising activities, the Company is not entitled to receive any consideration. The contractual payment terms are typically due no more than 30 days from the completion of transaction. During the years ended June 30, 2025 and 2024, all placing services have completed and received. No other obligations or follow-up actions are required by the Company after the placing activities have been completed.

(3) Underwriting services fee

The Company acts as an underwriter for the Chinese companies who are seeking to issue the U.S. dollar-denominated municipal bonds in the capital market. Such services include soliciting potential buyers for the Chinese companies and assisting them to successfully issue the bonds in the market.

The Company enters into a distinct underwriting agreement with its customers, generally the private entities for issuance of bonds listed on Chongwa (Macao) Financial Asset Exchange Co., Ltd. (“MOX”) or HKEX. The underwriting services are distinct and identified as one performance obligation. The Company provides underwriting services by using its reasonable best efforts to procure potential subscribers and raise capital for bond issuers. The Company provides no guarantee for the successful procuring of potential investors and will not be penalized for any failed underwriting activities. The Company has no legal title of the bonds to be issued. The Company is entitled to underwriting commission based on fixed percentage of the gross amount of bond issue and is to be received in one lump sum payment at the completion of services as stipulated in the underwriting agreement. Hence, it is considered as variable consideration. As a result, revenue from underwriting services to customers is recognized at a point in time when the transaction and the performance obligations are completed, which is generally at the completion of successful listing of bonds on MOX or HKEX. In the situation of cessation of bond issue by customers or failure of underwriting service for the fundraising activities, the Company is not entitled to receive any consideration. The contractual payment terms are typically due no more than 30 days from the completion of transaction. No other obligations or follow-up actions are required by the Company after the underwriting activities have been completed.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

During the year ended June 30, 2025, the Company completed underwriting services for five bonds successfully listed on MOX and a total consideration of US$692,835 was received and recognized as revenue from underwriting services. During the year ended June 30, 2024, no such services were provided.

(4) Financial advisory services

The Company acts as a general coordinator and consultant to companies seeking to list on stock exchanges in the U.S., such as NASDAQ or NYSE, and guides its clients through the entire listing process. Such services encompass a broad scope, including selecting and engaging suitable intermediaries such as the potential issuer’s securities and local counsels, auditors, lead underwriters, underwriters’ counsels, printing companies, stock transfer companies, and investor relations firms. The Company also organizes, coordinates, and supervises all intermediaries, according to the client’s listing schedule, to ensure that the listing process remains on track, and helps its clients address and resolve any issues that arise during the listing process. The Company also assists the investment bank in organizing and securing investments in the IPO. (Collectively, the “financial advisory services”.)

The Company enters into a distinct financial advisory agreement with its customers, generally the corporate customers pursuing listing on U.S. capital markets, for the provision of financial advisory services. The contract has either one-year period or without specified expiry date but will be terminated/ended upon the successful listing of the customers. As the advisory services involve a series of tasks which are interrelated and are not separable or distinct as the customers cannot benefit from any standalone task and those tasks are the necessary process to complete performance obligation, i.e. assist customers to be listed on the stock exchanges in the U.S. They are not bundled or combined since every service agreement will be tailor-made based on customers’ needs. Hence, it is impractical to complete the advisory services without those series of tasks mentioned above. The Company concludes that financial advisory services are accounted for as a single performance obligation. Pursuant to the agreements, the service fees are either (i) paid by one lump sum fixed fee upon the completion of performance obligation; or (ii) paid by installments with both (a) fixed portion to be paid in milestones, such as upon entering into the engagement letters, confidential submission of F-1 registration statement and public filing of F-1 registration statement, and (b) variable portion to be paid upon successful listing which is based on certain percentage of the gross proceeds obtained by the customers from the listing. The consideration is non-refundable unless unsuccessful listing by the customers due to non-controllable factors, such as change of regulations. Hence, revenue from providing financial advisory services to customers is recognized at a point in time when the transaction and the performance obligation is completed, i.e. the successful listing of the customers or expiry of contract and the termination is mutually agreed between the Company and its customers.

The Company was also engaged by Beta Financial Investment Limited, a 15% of equity investment, to provide business and operational strategy advisory services. The Company has concluded that the advisory service is a continuous performance obligation that meets the criteria for recognizing revenue over time, as the customer simultaneously receives and consumes the benefits provided by the Company. The fee is charged to Beta Financial Investment Limited on monthly basis and hence, revenue was recognized on monthly basis and the entire contract is identified as a single performance obligation in accordance with ASC 606. For the years ended June 30, 2025 and 2024, the Company recognized revenue from Beta Financial Investment Limited amounted to US$146,631 and nil, respectively.

Contract liabilities will be recognized upon receipt of advance payment and transferred to revenue upon completion of performance obligation. During the year ended June 30, 2025, US$833,219 was received for the financial advisory services from the customers and whole amount US$833,688 was recognized as revenue upon the completion of performance obligations, while foreign exchange losses of US$469 was recognized as “Other income (expense), net” and nil was recognized as contract liabilities as of June 30, 2025. While contract liabilities of US$192,103 recognized as of June 30, 2024 was transferred to revenue upon the completion of performance obligation during the year ended June 30, 2025.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(5) Custodial and other related income

The Company provides custodial service to investment companies in return of a monthly custodial fee and services income. The Company enters a distinct contract with its customers for the provision of custodial and other services. The Company concludes that each monthly custodian and other service is distinct and meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes that the monthly custodial and other services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The transaction price is variable consideration. The custodial income is charged at higher of approximately 0.2% per annum of the amount of investments under custody or at a fixed fee according to terms specified in the contract. The Company recognizes custodial income on a monthly basis when it satisfies its performance obligations throughout the contract terms based on output method. The amount is not refundable and there is no right of return. There is no contract asset that the Company has the right to consider in exchange for its services that the Company has transferred to its clients. Such right is not conditional on something other than the passage of time.

(6) Interest income from loans to customers

The Company earns interest income primarily from its margin loans or IPO financing offered to customers in relation to the securities brokerage services. The Company enters into a contract with customer upon customer submission of financing application. The Company offers rolling margin loans or IPO financing to individual customers as a principal with its own funding. The transaction price is a variable consideration as interest income is charged at the fixed interest rate over daily loan principal amount outstanding. Revenue is receivable upon passage of time and recognized over the period that the margin loans or IPO financing are outstanding. During the years ended June 30, 2025 and 2024, the effective interest rate ranges from 4.8% to 12.87% per annum. Interest income is directly charged from the client money account at each month end.

Disaggregation of revenue from contracts with clients, in accordance with ASC Topic 606, by major service lines is as follows:

	For the years ended June 30,
	2025	2024
	US$	US$
Securities brokerage commissions and handling fee – third parties	1,284,882	292,727
Securities brokerage commissions and handling fee – related parties	7,678	—
Placing services fee	196,160	1,900,020
Underwriting services fee	692,835	—
Financial advisory service income – third parties	879,160	—
Financial advisory service income – a related party	146,631	—
Custodial and other service income	8,784	127,717
Interest income from loans to customers – third parties	210,115	27,771
Interest income from loans to customers – a related party	3,169	145
	3,429,414	2,348,380

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue disaggregated by timing of revenue recognition for the years ended June 30, 2025 and 2024 is disclosed in the table below:

	For the years ended June 30,
	2025	2024
	US$	US$
Over time:
Custodial and other service income	8,784	127,717
Interest income from loans to customers	213,284	27,916
Financial advisory service income	146,631

Point in time:
Securities brokerage commissions and handling fee	1,292,560	292,727
Placing services fee	196,160	1,900,020
Underwriting services fee	692,835	—
Financial advisory service income	879,160	—
	3,429,414	2,348,380

Other income

Interest income is mainly generated from savings and time deposits which are less than three months, and is recognized on an accrual basis using the effective interest method. Intertest income receives from banks on a monthly basis.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and marketing expenses. The respective costs for promotion and marketing were charged to consolidated statements of income and comprehensive income when they are incurred. During the years ended June 30, 2025 and 2024, we incurred selling and marketing expenses totaling US$178,839 and US$105,822, respectively.

General and administrative expenses

General and administrative expenses mainly consist of employee salaries and welfares, office lease expense, office supplies and upkeep expenses, legal and professional fees, and other miscellaneous administrative expenses.

Employee benefits plan

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately US$3,837.

During the years ended June 30, 2025 and 2024, the total amount charged to the consolidated statements of income in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were approximately US$18,916 and US$12,535, respectively.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company follows ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM is the chief executive director. Management, including the CODM, reviews operation results by revenue, operating expenses and income from operations of different services, while revenue is the profitability measure used by the CODM in making decisions about allocating resources and assessing performances. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280, because the Company has only one team to provide services to customers. Hence, the Company’s CODM assesses the Company’s performance and results of operations on a consolidated basis. The Company generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Company’s long-lived assets are located in Hong Kong.

Earnings per share

The Company computes earnings per share, or EPS, in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (such as convertible securities, options and warrants) as if they had been converted at the beginning of the years presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended June 30, 2025 and 2024, there were no dilutive shares.

Credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, loans to customers, receivables from customers, broker-dealers and clearing organizations, prepaid expenses and refundable deposits and amount due from related parties.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company believes that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where the Company is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$101,912 (equal to HKD800,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2025 and 2024, balance of US$19,311,048 and US$9,085,678 as cash and cash equivalents and restricted cash was maintained at financial institutions in Hong Kong, respectively, and an aggregate of US$18,947,501 and US$8,814,951 were not insured by the Hong Kong Deposit Protection Board, respectively.

The Company’s credit risk on loans to customers is limited as collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes.

The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s loans to customers, receivables from customers, broker-dealers and clearing organizations, prepaid expenses and refundable deposits and amount due from related parties are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Company periodically evaluates the creditworthiness of the existing clients in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Concentration risk

For the year ended June 30, 2025, one customer accounted for approximately 10% of the Company’s total revenue. For the year ended June 30, 2024, three customers accounted for approximately 35%, 24% and 22% of the Company’s total revenue, respectively.

As of June 30, 2025, three customers accounted for approximately 16%, 13% and 11% of the Company’s loans to customers balance. As of June 30, 2024, two customers accounted for approximately 72% and 18% of the Company’s loans to customers balance, respectively.

As of June 30, 2025, no single customer accounted for more than 10% of the Company’s payables to customers balance. As of June 30, 2024, four customers accounted for approximately 15%, 14%, 14% and 13% of the Company’s payables to customers balance, respectively.

Interest rate risk

The Company’s exposure on fair value interest rate risk mainly arises from its fixed banks deposits with maturity dates ranging from one day to one month. It also has exposure on cash flow interest rate risk which is mainly arising from its current deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Company, such as cash and cash equivalents and restricted cash, at the end of the reporting period, the Company is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As of June 30, 2025, the Company was not subject to significant liquidity risk.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency risk

The reporting currency of the Company is US$. To date the majority of the revenues and expenses are denominated in Hong Kong Dollar and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Company’s fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of the above new accounting pronouncements or guidance on the Company’s consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The adoption did not have material impact on the Company’s consolidated financial statement.

In November 2024, the FASB issued ASU 2024-03 “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”). The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

In January 2025, the FASB issued Accounting Standards Update (ASU) No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The amendment clarifies the effective date of ASU No. 2024-03 that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company is currently evaluating the impact of the above new accounting pronouncements or guidance on the consolidated financial statements.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In July 2025, the FASB issued Accounting Standards Update (ASU) No. 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendment provides (1) all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets and (2) entities other than public business entities with an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This guidance is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the above new accounting pronouncements or guidance on the consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of income and comprehensive income and cash flows.

3. LOANS TO CUSTOMERS, NET

	As of June 30,
	2025	2024
	US$	US$
Loans to customers, third parties	897,956	1,571,770
Loan to customers, related parties	—	26,900
	897,956	1,598,670
Less: allowance for expected credit losses	—	—
Loans to customers, net	897,956	1,598,670

4. RECEIVABLES FROM CUSTOMERS, BROKER-DEALERS AND CLEARING ORGANIZATIONS, NET

	As of June 30,
	2025	2024
	US$	US$
Receivables from customers	—	1,458
Receivables from broker-dealers	5,857,512	978,522
Receivables from clearing organizations	134,368	24,253
	5,991,880	1,004,233
Less: allowance for expected credit losses	—	—
Receivables from customers, broker-dealers and clearing organizations, net	5,991,880	1,004,233

All the receivables from broker-dealers and clearing organizations as of June 30, 2025 have been fully received in July 2025.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of June 30,
	2025	2024
	US$	US$
Furniture and fixtures	4,347	4,371
Office equipment	8,503	7,575
Computers equipment	15,608	15,692
Sub-total	28,458	27,638
Less: accumulated depreciation	(24,788)	(24,028)
Property and equipment, net	3,670	3,610

Depreciation expenses for the years ended June 30, 2025 and 2024 were US$895 and US$700, respectively.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. INTANGIBLE ASSETS

	As of June 30,
	2025	2024
	US$	US$
Indefinite life:
Trading right in HKEx	40,765	40,982
Finite life:
Right to use trading system	63,695	69,157
Less: accumulated amortization	(33,617)	(13,590)
	30,078	55,567
Total intangible assets, net	70,843	96,549

Amortization expenses on intangible assets with finite life for the years ended June 30, 2025 and 2024 were US$25,392 and US$13,571, respectively.

7. RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The Company entered into a two-year non-cancellable operating lease agreement for lease of corporate office in Hong Kong. The Company’s ROU assets and operating lease liabilities recognized in the consolidated balance sheets consist of the following:

	As of June 30,
	2025	2024
	US$	US$
Right-of-use assets
Cost	174,309	175,237
Less: accumulated amortization	(136,308)	(48,972)
Right-of-use assets, net	38,001	126,265

	As of June 30,
	2025	2024
	US$	US$
Operating lease liabilities
Current portion	35,569	92,458
Non-current portion	—	35,758
Total	35,569	128,216

	As of June 30,
	2025	2024
Operating leases:
Weighted average remaining lease term (years)	0.4	1.4
Weighted average discount rate	5.5%	5.5%

During the years ended June 30, 2025 and 2024, the Company incurred lease expense of approximately $88,277 and $44,991, respectively.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES (cont.)

The maturity analysis of the Company’s non-cancelable operating lease obligations as of June 30, 2025 is as follows:

Operating leases
US$
Year ending June 30, 2026	35,822
Total undiscounted lease obligations	35,822
Less: imputed interest	(253)
Lease liabilities recognized in the consolidated balance sheets	35,569

8. CONTRACT LIABILITIES

The Company’s contract liabilities include the advances from clients related to financial advisory services on the Company’s consolidated balance sheets. These payments are non-refundable are recognized as revenue when the Company’s performance obligation is satisfied. The Company’s contract liabilities are generally recognized as revenue within one to two years.

The movement of contract liabilities was as follows:

	For the years ended June 30,
	2025	2024
	US$	US$
Balance at the beginning of the year	192,103	—
Recognized as revenues from previous year’s contract liabilities	(192,103)	—
Advance received during current year	833,219	191,840
Recognized as revenues from current year’s contract liabilities	(833,688)	—
Exchange realignment	469	263
Balance at the end of year	—	192,103

9. OTHER INCOME

	For the years ended June 30,
	2025	2024
	US$	US$
Bank interest income	305,005	233,036
Foreign exchange gain (loss)	67,527	(9,769)
Others	(16,162)	3,470
Total	356,370	226,737

10. INCOME TAX

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Beta FinTech levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAX (cont.)

British Virgin Islands

Ascent BVI, Beta BVI and, Beta Hengrui are incorporated in the BVI and are not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Delaware

Beta US is subject to a combined statutory income tax rate of approximately 29.7%, which is comprised of a 21% U.S. federal income tax rate and an estimated 8.7% corporate income tax rate.

Hong Kong

Beta International is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HKD2 million (approximately US$255,787), and 16.5% on any part of assessable profits over HKD2 million (approximately US$255,787). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

For the years ended June 30, 2025 and 2024, the Company generated substantially all of its taxable income in the Hong Kong and BVI. The tax expenses recorded in the Company’s result of operations are almost entirely attributable to income earned in Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Taxation in the consolidated statements of income represents:

	For the years ended June 30,
	2025	2024
	US$	US$
Hong Kong profits tax provision for the year:
Current	—	—
Deferred	156,390	160,107
Total income tax expense	156,390	160,107

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended June 30,
	2025	2024
Statutory tax rate of Beta FinTech incorporated in Cayman Islands	0.0%	0.0%
Statutory tax rate of the entities incorporated in BVI	0.0%	0.0%
Effect of tax rate of the entity incorporated in Delaware	0.0%	0.0%
Hong Kong statutory income tax rate	16.5%	16.5%
Permanent differences – non-taxable bank interest income	(6.7)%	(3.2)%
Effective tax rate	9.8%	13.3%

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAX (cont.)

Deferred tax

Significant components of the deferred tax assets are presented below:

	As of June 30,
	2025	2024
	US$	US$
Deferred tax assets:
Net operating losses carry forwards	44,858	205,285
Deferred tax assets	44,858	205,285
Less: valuation allowance	—	—
Total deferred tax assets, net	44,858	205,285

The Company evaluated the recoverable amounts of deferred tax assets to the extent that future taxable profits will be available against which the net operating losses can be utilized. The carry forward of tax losses in Hong Kong generally has no time limit. As of June 30, 2024, the Company recognized deferred tax assets $205,285, and $156,390 was utilized during the year ended June 30, 2025. The remaining deferred tax assets of $44,858 are available to offset future taxable income.

Significant components of the deferred tax liabilities are presented below:

	As of June 30,
	2025	2024
	US$	US$
Deferred tax liabilities:
Accelerated amortization	4,963	9,169
Total deferred tax liabilities	4,963	9,169

11. RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Company
Mr. Xianxin Xiang	Shareholder and director of Beta FinTech
Mr. Shaojie Sun	Director of Beta FinTech
Beta Information Services Limited	Entity controlled by shareholders of the Company
Jieying International Holdings Limited	Shareholder of Beta FinTech
Real Wisdom Capital International Holdings Limited	Shareholder of Beta FinTech
Beta Financial Investment Limited	15% equity interest held by the Company

Related parties transactions

		For the years ended June 30,
Name	Nature	2025	2024
		US$	US$
Mr. Xianxin Xiang	Interest income from margin loans	3,169	145
Mr. Xianxin Xiang	Securities brokerage commissions and handling fee	7,471	—
Mr. Shaojie Sun	Securities brokerage commissions and handling fee	207	—
Beta Financial Investment Limited	Financial advisory service	146,631	—

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Financial advisory service represented the business and operational strategy provided to Beta Financial Investment Limited, which is our 15% investment, who is engaged in OTC derivatives trading. The Company has entered into a service agreement with Beta Financial Investment Limited to provide business and operational strategy for the start up company. The Company recognized as financial advisory service income of $146,631 for the year ended June 30, 2025.

		For the years ended June 30,
Name	Nature	2025	2024
		US$	US$
Beta Information Services Limited	IT consultancy service expense	231,086	153,472
Wonderland International Financials Limited	Other general and administrative expenses – management fee expenses	—	43,230

Management fee expenses represent service fees for general corporate management paid to Wonderland International Financial Holdings Limited. These corporate services were terminated on October 31, 2023.

Related parties balances

		As of June 30,
Name	Nature	2025	2024
		US$	US$
Mr. Xianxin Xiang	Loans to customers	—	26,900
Jieying International Holdings Limited	Advance	2,653	—
Real Wisdom Capital International Holdings Limited	Advance	1,675	—
Beta Information Services Limited	Prepaid expenses	—	76,841
Mr. Xianxin Xiang	Payables to customers	(11,012)	(2,554)
Mr. Shaojie Sun	Payables to customers	(25,349)	—

Balances with related parties are unsecured and repayable on demand and non-interest bearing of which no interest income was recognized on the funds advanced except for the margin loans, to Mr. Xianxin Xiang and Mr. Shaojie Sun, both of whom are directors of the Company, which bear an interest rate of 4.8% per annum. These balances are non-trade in nature except for the margin loans to customer and payables to customer. All balances have been settled by cash in October 2025.

Remuneration to senior management for the years ended June 30, 2025 and 2024 were:

	For the years ended June 30,
	2025	2024
	US$	US$
Salaries and other short term employee benefits	412,193	449,347
Payments to defined contribution pension schemes	3,723	4,470
	415,916	453,817

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted EPS gives effect to all potentially dilutive ordinary shares from instruments such as stock options and warrants.

The following table sets forth the computation of basic and diluted EPS:

	For the years ended June 30,
	2025	2024
Earnings per ordinary share
Net income	1,432,402	1,044,892
Weighted average number of shares outstanding – basic and diluted	16,893,370	16,020,000
Earnings per ordinary share, basic and diluted	0.08	0.07

On January 21, 2025, the Company entered into a share subscription agreement with an independent third party. Pursuant to the agreement, the Company issued and allotted 1,980,000 new ordinary shares. This issuance resulted in an increase in the weighted average number of ordinary shares outstanding by 873,370, bringing the total to 16,893,370 for the year ended June 30, 2025.

There were no adjustments to the numerator for diluted EPS for either period presented. As of June 30, 2025 and 2024, the Company had no potentially dilutive securities outstanding. Therefore, diluted EPS for each period is the same as basic EPS.

13. SHAREHOLDERS’ EQUITY

Ordinary shares

Beta FinTech was established under the laws of Cayman Islands on August 20, 2024.

The Company performed a series of share restructuring exercises mentioned in Note 1 which resulted in 16,020,000 ordinary shares issued and outstanding and this has been retroactively reflected from the beginning of the first period presented in the accompanying consolidated financial statements.

As of June 30, 2025 and 2024, there were 16,020,000 shares of ordinary shares issued and outstanding.

Subscription receivables

The balance represented the outstanding subscription consideration for the ordinary shares of the Company. They are recognized as deduction of equity in accordance with SAB Topic 4:E.

14. REDEEMABLE ORDINARY SHARES

On January 21, 2025, the Company entered into a share subscription agreement with an independent third party, WellCell Tech (HK) Co., Limited. Pursuant to which, the Company issues and allots 1,980,000 new ordinary shares (“Redeemable Ordinary Shares”), representing 11% of the total issued ordinary shares, of the Company to the independent third party at a cash consideration of HKD8,800,000 (approximately US$1,121,033).

The rights, preferences and privileges of the Redeemable Ordinary Shares issued to the independent third party are as follows:

Conversion right

There are no any conversion rights.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. REDEEMABLE ORDINARY SHARES (cont.)

Redemption right

The investor of Redeemable Ordinary Shares has a right to require the Company to redeem his investments, at any time on or before March 31, 2028 if the Company fails to complete an IPO on Nasdaq market on or before December 31, 2027. The redeemed price for Redeemable Ordinary Shares should equal to 100% of the issue price plus a simple interest rate of 8% per annum. As such, the Company considers that there is conditional obligation requiring the Company to redeem the ordinary share by transferring its assets at a specified or determinable date (or dates) or upon an event that may occur, while it is considered as a contingent event and meets the characteristics of mezzanine equity.

Liquidation

In the events of liquidation, the investor of holding Redeemable Ordinary Shares and other existing shareholders carries equal rights and rank pari passu that they share the same level of rights for residual value of net assets of the Company.

Voting Right

The holders of Redeemable Ordinary Shares and ordinary shares have the equivalent voting rights based on their proportionate holding of the Company.

Dividend

The holder of Redeemable Ordinary Shares shall be entitled to receive dividends and distributions on same basis together with the other ordinary shares on parity with each other, provided that such dividends and distributions shall be payable only when, as, and if declared by the Board.

Accounting of Redeemable Ordinary Shares

The issuance of the Redeemable Ordinary Shares is recognized at the issue price at the date of issuance net of any issuance costs. The Company has classified the Redeemable Ordinary Shares in the mezzanine equity of the consolidated balance sheets because they were contingently redeemable upon the occurrence of an event, mentioned above, outside of the Company’s control. The Company’s Redeemable Ordinary Shares is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The redemption value as of June 30, 2025 and 2024 was $1,160,592 and nil, respectively.

Amount
Balance as of June 30, 2024 and July 1, 2024	$—
Issue price from Redeemable Ordinary Shares on January 21, 2025	1,121,033
Add:
Accretion to redemption value of mezzanine equity	39,559
Balance as of June 30, 2025	$1,160,592

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. REGULATORY REQUIREMENTS

The following table summarizes the minimum regulatory capital as established by the HKSFC that the Company were required to maintain as of June 30, 2025 and 2024 and the actual amounts of capital that were maintained.

	As of June 30, 2025
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
	US$	US$	US$
Beta International	382,170	4,807,449	4,425,279	1,257%

	As of June 30, 2024
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
	US$	US$	US$
Beta International	384,207	2,233,521	1,849,314	581%

The Company’s operation subsidiary maintains a capital level greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the HKSFC.

16. COMMITMENTS AND CONTINGENCIES

The Company entered into operating leases for the office in Hong Kong for term of two year. The Company’s commitments for minimum lease payment under these operating lease obligation as of June 30, 2025 is listed in section “Note 7 — RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES”.

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

17. SEGMENTS INFORMATION

The Company generated our revenues through (1) Securities brokerage commissions and handling fee; (2) placing services fee; (3) underwriting services fee; (4) custodial and other service income; (5) financial advisory service income; and (6) interest income from loans to customers. The Company operates as one operating and reportable segment and its business operation model is similar and generated revenues from securities related services on a consolidated basis.

The accounting policies of the segment are the same as those described in Note 2. Summary of Significant Accounting Policies. The Company’s chief operating decision maker (“CODM”) uses revenue to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions. Additionally, the CODM reviews and uses functional expenses included in net income to manage the Company’s operations and assess operating profitability. The Company operates as one operating and reportable segment, and as such the significant segment expenses regularly provided to the CODM are those presented on the consolidated statements of income. These significant segment expenses include selling and marketing expenses, staff costs and employee benefits, legal and professional fees, IT consultancy service expense, and other general and administrative expenses. Other segment items that are presented on the consolidated statements of income include bank interest income, net, income tax expenses. The Company’s entity-wide disclosures, including the breakdown of revenue between services are included in Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Revenue recognition.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2025, up through November 12, 2025, which is the date the Company issued the consolidated financial statements are available to be issued, unless as disclosed elsewhere and below, there was no other material subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

On August 19, 2025, the Company’s wholly-owned subsidiary, Beta International Securities Limited, was granted an additional license (Type 9 - Asset Management) by the Securities and Futures Commission of Hong Kong under the Securities and Futures Ordinance (Cap. 571). The subsidiary was already licensed to carry on Type 1 (Dealing in Securities) and Type 4 (Advising on Securities) regulated activities prior to this date.

On October 24, 2025, Beta International OFC (貝塔國際開放式基金型公司) (“Beta OFC”), an umbrella open-ended fund company with variable capital and segregated liability between sub-funds was incorporated in Hong Kong. Pursuant to its incorporation, Beta OFC allotted and issued 100 Management Shares to its investment manager, Beta HK, which acts as the initial holder of these Management Shares. The establishment of Beta OFC is part of the Company’s strategy to expand its asset management business.

19. CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

The following presents condensed parent company only financial information of Beta FinTech Holdings Limited.

Condensed balance sheets

	As of June 30,
	2025	2024
	US$	US$
ASSETS
Current assets:
Prepaid expense	3,825	—
Total current assets	3,825	—

Non-current assets:
Deferred offering costs	732,266	—
Investment in subsidiaries	390,500	32,000
Total non-current assets	1,122,766	32,000
TOTAL ASSETS	1,126,591	32,000

LIABILITIES, MEZZANINE AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Amount due to subsidiaries	279,849	32,000
Total current liabilities	279,849	32,000
TOTAL LIABILITIES	279,849	32,000

Commitment and contingencies (Note 16)
Mezzanine equity
Redeemable ordinary shares (US$0.001 par value per share; 1,980,000 and nil shares issued and outstanding as of June 30, 2025 and 2024, respectively)	1,160,592	—
Shareholders’ deficit
Ordinary shares US$0.001 par value per share; 50,000,000 shares authorized; 16,020,000 shares issued and outstanding as of June 30, 2025 and 2024*	16,020	16,020
Subscription receivables	(16,020)	(16,020)
Accumulated losses	(313,850)	—
Total shareholders’ deficit	(313,850)	—
TOTAL LIABILITIES, MEZZANINE AND SHAREHOLDERS’ DEFICIT	1,126,591	—

*	The shares are presented on a retroactive basis to reflect the reorganization (Notes 1 and 13).

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY (cont.)

Condensed statements of loss

	For the year ended June 30,
	2025	2024
	US$	US$
Revenues	—	—
Operating expenses:
Staff costs and employee benefits	(17,949)	—
Legal and professional fees	(248,000)	—
Other general and administrative expenses	(6,238)	—
Total operating expenses	(272,187)	—
Other income (expense), net	(2,104)	—
Loss before income tax	(274,291)	—
Income tax expenses	—	—
Net loss	(274,291)	—
Accretion to redemption value of mezzanine equity	(39,559)	—
Net loss attributable to ordinary shareholders	(313,850)	—

(i)	Basis of presentation

The Beta FinTech was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on August 20, 2024 and as a holding company.

The condensed parent company financial information of Beta FinTech has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

The condensed parent-company-only financial statements are presented as if the incorporation of the Company had taken place on July 1, 2023 and throughout the two years ended June 30, 2025.

(ii)	Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiary of Beta FinTech exceed 25% of the consolidated net assets of Beta FinTech. A significant portion of the Company’s operations and revenue are conducted and generated by Beta FinTech’s wholly-owned subsidiary, Beta International, which is licensed by the SFC in Hong Kong. The ability of this operating subsidiary to pay dividends to Beta FinTech may be restricted because this SFC licensed operating subsidiary is subject to the minimum paid-up capital and liquid capital requirements imposed by the SFO to maintain its business license and due to the availability of cash balances of this operating subsidiary.

As of June 30, 2025 and 2024, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Beta FinTech, except for those which have been separately disclosed in the consolidated financial statements, if any.

No statement of cash flows has been presented as Beta FinTech has no cash transactions during both years ended June 30, 2025 and 2024.

EXHIBIT INDEX

12.1	Certificate of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certificate of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certificate of the Chief Executive Officer (Principal Executive Officer) and Certificate of the Chief Financial Officer (Principal Financial Officer) pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

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SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form SP 15D2 and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Beta FinTech Holdings Limited 贝塔金融科技控股有限公司

Date: December 19, 2025	By:	/s/ Xianxin Xiang
Xianxin Xiang
Chief Executive Officer,
Chairman of the Board of Directors
(Principal Executive Officer)

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